UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 20, 2003

Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

Re: The Gap, Inc.
Incoming letter dated February 6, 2003

Dear Ms. Kelly:

This is in response to your letter dated February 6, 2003 concerning the shareholder proposal submitted to The Gap by the United Association S&P 500 Index Fund. We also received a letter from the company dated January 31, 2003. On March 3, 2003, we issued our response expressing our informal view that The Gap could exclude the proposal from its proxy materials for its upcoming annual meeting.

Although we received the January 31, 2003 and February 6, 2003 letters before we issued our response, we inadvertently failed to reference those letters in our response. We have, therefore, reviewed again the information in those letters. After this review, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Richard V. Smith
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

RECEIVED
2003 FEB -4 AM 9:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 31, 2003

Richard V. Smith
(415) 773-5830
rvsmithp51d@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to The Gap, Inc.

Ladies and Gentlemen:

On behalf of The Gap, Inc. (the "Company"), set forth below is a brief response to the letter, dated January 23, 2003, from Jean M. Kelly, counsel to United Association S&P 500 Index Fund (the "Proponent"), concerning the stockholder proposal (the "Proposal") submitted to the Company by Traci A. Thelen, the Secretary of Financial Investors Trust, on behalf of the Proponent. This letter supplements our letter, dated January 7, 2003 (as supplemented by our letter dated January 9, 2003), seeking confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Proposal is omitted from the proxy materials for the Company's 2003 Annual Meeting of Stockholders.

Although the bases for the Company's view that the Proposal may be omitted from its proxy materials are set forth in our earlier letter, the Company believes that several points made in Ms. Kelly's letter require refutation.

In *Staff Legal Bulletin No. 14*, the Staff clearly states that, to establish eligibility under Rule 14a-8(b)(2)(i) to submit a shareholder proposal, "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (emphasis in original) *Division of Corporation Finance, Staff Legal Bulletin No. 14* (July 13, 2001).

The Proponent did not provide the Company with a written statement that complies with Rule 14a-8(b)(2)(i). The original letter from the Proponent's custodian (attached as Exhibit A to our January 7 letter) failed to verify continuous ownership of the Company's securities for a period of one year as of the time of submitting the proposal. The Proponent was specifically informed of this deficiency by the Company in their letters dated December 6 (attached as Exhibit B to our January 7 letter) and December 19 (attached to our January 9 letter) and, in each of these letters, the Company emphasized what would constitute appropriate documentation under Rule 14a-8(b).

In response to the Company's first notice of deficiency, the Proponent's custodian submitted two account statements reflecting the Proponent's holdings of the Company's voting securities. However, in *Staff Legal Bulletin No. 14*, the Staff expressly states that monthly, quarterly or other periodic statements do not sufficiently demonstrate continuous ownership under Rule 14a-8(b). Moreover, in each of the letters cited in our January 7 letter, *Duke Realty Corp.* (Feb. 7, 2002), *AT&T Corp.* (Jan. 24, 2001) and *USEC, Inc.* (July 19, 2002), the Staff, consistent with its express guidance in *Staff Legal Bulletin No. 14*, confirmed that account statements, such as those provided on behalf of the Proponent, are not sufficient to establish the one-year continuous ownership requirement. Thus, the account statements provided by the Proponent's custodian, reflecting the Proponent's holdings of the Company's securities at October 31, 2000 and November 30, 2002, were not sufficient to establish the Proponent's ownership of the Company's securities as of November 27, 2002, the date the Proposal was submitted to the Company, or for the year preceding such date.

As further evidence of the Proponent's eligibility to submit the Proposal, Ms. Kelly has submitted an affidavit from the proxy voting agent for the Proponent, together with a ballot reflecting the votes cast by the agent on behalf of the Proponent at the Company's 2002 annual meeting of stockholders. Pursuant to Rule 14a-8(f)(1), such submission is untimely.[1] More importantly, even if the Proponent had submitted this affidavit in a timely manner, such evidence does not establish eligibility under Rule 14a-8(b)(2)(i). As with the account statements previously submitted on behalf of the Proponent, a ballot reflecting the votes cast on behalf of the Proponent at an annual meeting merely provides some evidence of the Proponent's ownership as of a certain date (in this case, the record date for the 2002 annual meeting) and does not constitute an affirmative written statement from the record holder specifically verifying the Proponent's continuous ownership of such securities as of the date the Proposal was submitted to the Company.

Finally, although Ms. Kelly contends that exclusion of the Proposal on a "technicality" (i.e. the Proponent's failure to comply with Rule 14a-8(b)(2)(i)) would undermine the purpose of shareholder proposals, we submit that the purpose of Rule 14a-8 would be equally undermined if the Proponent were permitted to submit the Proposal without satisfying the requirements of the rules promulgated by the Commission in accordance with the Staff's express guidance with respect thereto.

The Proponent did not establish eligibility to submit the Proposal in accordance with Rule 14a-8(b)(2)(i). Thus, for the reasons set forth in our earlier letter, as supplemented herein, the

---

[1] As Ms. Kelly correctly indicates, the Staff has previously permitted a proponent additional time in which to provide documentary support in cases where the registrant failed to adequately inform the proponent what would constitute appropriate documentation under Rule 14a-8(b). See *Duke Realty Corp.* (Feb. 7, 2002) (registrant's notice of deficiency cited *Staff Legal Bulletin No. 14* and stated only that the proposal was "defective"). However, in the present case, the Company sent two letters to the Proponent clearly specifying what would constitute appropriate documentation under Rule 14a-8(b).

Company believes that it may properly omit the Proposal from the proxy materials for its 2003 Annual Meeting of Stockholders, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Copies of this letter are also being sent to Ms. Thelen and Ms. Kelly. In addition, enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

If you have any questions or require additional information, please contact me directly at 415-773-5830. Thank you again for your consideration of this matter.

Very truly yours,

Richard V. Smith

Richard V. Smith

RVS/nm

cc: Ms. Jean M. Kelly, Esq.
Ms. Traci A. Thelen
Michelle Banks, Esq.

LAW OFFICES
O'DONOGHUE & O'DONOGHUE

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JOHN L. BOHMAN
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ELLEN O. BOARDMAN
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PHYLLIS C. BORZI
EARL V. BROWN, JR.
OF COUNSEL

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JEAN M. KELLY
KEITH R. BOLEK (DC & MD)
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MAYDAD D. COHEN

MARTIN F. O'DONOGHUE
(1902-1973)
PATRICK C. O'DONOGHUE
(1930-1979)
JOSEPH P. BOYLE
(1954-1998)

RECEIVED 2003 FEB 10 PM 4:51

February 6, 2003

RECEIVED FEB 10 2003 SEC MAIL PROCESSING SECTION WASH, D.C.

VIA FACSIMILE AND HAND-DELIVERY
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by United Association S&P 500 Index Fund for Inclusion in the Gap, Inc. Proxy Statement for the 2003 Annual Meeting.

Ladies and Gentlemen:

The United Association's S&P 500 Index Fund (the "Fund") submits this letter in response to the January 31, 2003 letter to the Commission from the Gap, Inc. (the "Company").

The Fund has established that it held the appropriate amount of the Company's securities for a continuous one-year period as of the date the Proposal was submitted to the Company. Rather than continue to debate an unassailable fact, the Fund relies on its earlier January 23, 2003 letter to the Commission.

A brief response to the Company's arguments regarding the affidavit submitted by Greg Kinczewski and ballot attached as Exhibit A to the Fund's January 23, 2003 submission is, however, necessitated.

Mr. Kinczewski's affidavit and the ballot reflecting votes cast on behalf of the Fund at the 2002 Annual Meeting proves that the Company's Transfer Agent was aware of and accounting for the Fund's votes despite the fact that the Company could not locate a record of the Fund's holdings in the Company's own records. Certainly, the Company's record-keeping contributed to any initial confusion that may have occurred over the Fund's compliance with the Continuous Ownership Rule.

For the reasons stated herein and in the Fund's earlier submission, we request that the Company be required to include the Proposal in the Proxy Statement for the 2003 Annual Meeting.

In accordance with Commission Rule 14(a)–8(j), the undersigned hereby files six copies of this letter with the SEC. A copy of this letter is concurrently being forwarded to Richard V. Smith.

Should you have any questions regarding this matter, please don't hesitate to contact me.

Sincerely,

Jean M. Kelly

JMK:nw

cc: Richard V. Smith
Sean O'Ryan
Greg A. Kinczewski
Traci A. Thelan
Joyce A. Mader

101161_1.DOC